September 14, 2016

VIA EDGAR

Mr. Martin James

Senior Assistant Chief Accountant

Office of Electronics and Machinery
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:Real Industry, Inc., File No. 001-08007

Form 10-K for the Fiscal Year Ended December 31, 2015, filed March 15, 2016

Form 10-Q for the Quarterly Period Ended June 30, 2016, filed August 9, 2016

Form 8-K, filed August 9, 2016

Dear Mr. James:

On behalf of Real Industry, Inc. (the “Company”), this letter responds to your letter, dated September 1, 2016 (the “Comment Letter”), regarding the above-referenced filings. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) from the Comment Letter appearing in bold type.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Segments’ Results of Operations, page 39

1.

We note from Note 18 to the financial statements that the measure used by your CODM to evaluate segment performance is segment Adjusted EBITDA. In this section of the filing, you present several non-GAAP measures including segment gross profit excluding the amortization of the fair value adjustment of acquired inventories and prepaid supplies and segment SG&A expenses excluding depreciation and amortization, but you have not identified these measures as non-GAAP and provided the disclosures required by Item 10(e)(1)(i) of Regulation S-K. Please revise your presentations in future filings to provide all the disclosure required by that guidance.

15301 Ventura Boulevard, Suite 400    ●    Sherman Oaks, CA 91403    ●    805-435-1255

Mr. Martin James
Securities and Exchange Commission
September 14, 2016

Response:

The Company strives to provide thorough explanations of each non-GAAP measure that we believe are important to investors. We note the omission of any reference to “Adjusted Gross Margin” and “SG&A Expenses Excluding Depreciation” as non-GAAP measures and will ensure that all non-GAAP measures are appropriately and clearly identified and discussed in future filings.

2.

Please show us the significant components of the adjustments for corporate and other operating loss and non-operating expense, net. In future filings please identify and describe all significant reconciling items.

Response:

We acknowledge the Staff’s comment regarding aggregating significant reconciling items within any non-GAAP measure reconciliation, particularly with respect to the “Corporate and Other Operating Loss” set forth in the reconciliation of “Segment Adjusted EBITDA” within the Segments’ Results of Operations section, and the “Non-operating Expense, Net” set forth in the reconciliation of “Segment Adjusted EBITDA” within the Non-GAAP Measures section of MD&A. In future filings, we will disaggregate all significant reconciling items. As you requested, below are the significant components of the adjustments for the “Corporate and Other Operating Loss” and the “Non-operating Expense, Net” included in the reconciliations of “Segment Adjusted EBITDA” for the year ended December 31, 2015 are as follows:

(In millions)	Corporate and Other Operating Loss
Selling, general and administrative expenses	$12.6
Share-based compensation expense	1.3
Corporate and Other operating loss	$13.9

(In millions)	Nonoperating Expenses
Interest expense, net	$34.9
Change in fair value of common stock warrant liability	1.5
Acquisition-related costs and expenses	14.8
Foreign exchange loss on intercompany loans	1.3
Other, net	(1.5)
Non-operating expense, net	$51.0

Non-GAAP Financial Measures, page 49

3.

Please clarify for us the ways in which management uses the segment Adjusted EBITDA and other segment related non-GAAP measures as compared to the Total Adjusted EBITDA measure. Your discussion and presentation appear to indicate that you use segment Adjusted EBITDA and the other segment related non-GAAP measures presented as operating measures to evaluate segment performance but you use Total Adjusted EBITDA as a liquidity measure. In addition, revise this discussion in future filings to provide similar clarifying disclosure.

Mr. Martin James
Securities and Exchange Commission
September 14, 2016

Response:

The CODM and management use segment Adjusted EBITDA to evaluate segment operating performance and determine segment capital allocation. Respectfully, the “Adjusted EBITDA” caption used at the top of the Non-GAAP Measures reconciliation is actually “Segment Adjusted EBITDA.” However, based upon your comment, and to eliminate any ambiguities, we will refer to our segment performance measure as “Segment Adjusted EBITDA,” and will provide a reconciliation of said “Segment Adjusted EBITDA” in a manner consistent with the guidance provided in ASC 280 in all future filings.

Item 8. Consolidated Financial Statements

Note 19. Segment and Geographic Information, page F-44

4. You reconcile your segment Adjusted EBITDA to operating profit. Please revise future filings to reconcile your segment Adjusted EBITDA to your consolidated income before income taxes and discontinued operations consistent with ASC 280-10-50-30(b). Revise your presentations in MD&A as appropriate.

Response:

In future filings, we will provide a reconciliation of “Segment Adjusted EBITDA” in a manner consistent with the guidance provided in ASC 280.

5.

In future filings please separately identify and describe all significant reconciling items consistent with ASC 280-10-50-31. For example, you currently reflect a reconciling amount called operating loss in your reconciliation of segment Adjusted EBITDA and a reconciling amount for unallocated assets and liabilities in your reconciliation of segment assets and liabilities.

Response:

In all future filings we will separately identify and describe all significant “Segment Adjusted EBITDA” reconciling items, including components of “Nonoperating Expenses” and “Corporate and Other Operating Loss.” Additionally, our future reconciliations of Segment Assets and Liabilities will provide disaggregated disclosures of significant unallocated balances.

6. Please revise to disclose your basis for attributing revenues from external customers to individual countries. Refer to the guidance in ASC 280-10-50-41(a).

Response:

We note the Staff’s comment and will provide the basis on which the disclosure of revenues from external customers is determined in all future filings, consistent with ASC 280-10-50-41(a).

Mr. Martin James
Securities and Exchange Commission
September 14, 2016

Form 10-Q for the Quarterly Period Ended June 30, 2016

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 25

7.

Please revise future filings to disclose and quantify the material reasons for the changes in your consolidated and segment revenue and cost of sales. In this regard, we note the decreases of 12% in your consolidated revenue, 8% in your North America segment revenue and 21% in your Europe segment revenue for the three months ended June 30, 2016 compared to the three months ended June 30, 2015. Also disclose what drove the material changes in metric tons invoiced. Refer to Regulation S-K Item 303(a)(3).

Response:

In future filings, we will more clearly provide investors with additional information regarding significant increases or decreases to key line item captions, consistent with Regulation S-K Item 303(a)(3).

Form 8-K filed August 9, 2016

Exhibit 99.1

8.

We note that you present non-GAAP adjusted EBITDA before the most directly comparable GAAP measures. Your presentation appears to give greater prominence to the non-GAAP measures than to the comparable GAAP measures which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review that guidance when preparing future earnings releases.

Response:

We note the Staff’s comment and will ensure that non-GAAP measures are disclosed in a manner consistent with the updated Compliance and Disclosure Interpretations and ensure that they are not given greater prominence than their associated GAAP measures.

9.

We note that the segment performance measure reported in your financial statements. Pursuant to ASC 280 is segment Adjusted EBITDA. In this earnings release you present non-GAAP measures for segment gross profit, segment adjusted gross margin, SG&A expenses excluding depreciation, and operating profit, in addition to adjusted EBITDA. Please revise future filings to include the disclosures required by Item 10(e)(1)(i) of Regulation S-K for all of your non-GAAP measures.

Response:

In future filings, a reconciliation of all non-GAAP measures will be included in the Non-GAAP Measures section of MD&A, including an explanation of how and why management believes each non-GAAP measure is important to investors.

10. Please revise your presentations of non-GAAP measures in future filings to consistently use titles for the measures that are clearly distinguishable from the comparable GAAP titles. For example, the amounts shown for operating profit in the tables on pages 6 and 7 appear to be non-GAAP measures since they do not agree to the amount of operating profit shown in your statements of operations on page 5.

Mr. Martin James
Securities and Exchange Commission
September 14, 2016

Response:

In future filings, we will revise our presentations of all non-GAAP measures to consistently use titles for measures that are clearly distinguishable from the comparable GAAP titles, for instance we will use “Segment Operating Profit” to distinguish from consolidated “Operating Profit,” and provide a reconciliation to consolidated “Operating Profit” in the Non-GAAP Measure section of MD&A.

*   *   *   *   *   *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your comments. We will utilize them as we strive to improve our financial reporting disclosures and ensure the appropriate clarity in our future filings. If you have any questions, require additional clarification, or need additional information concerning our response, please call me at 805-409-4335.

Very truly yours,

REAL INDUSTRY, INC.

/s/ Kyle Ross

Kyle Ross

President, Interim Chief Executive Officer and

Chief Investment Officer